Exhibit 4

AMENDMENT NO. 1 TO THE

RIGHTS AGREEMENT

OF THE HANOVER INSURANCE GROUP, INC.

This Amendment No. 1, dated as of December 30, 2005 (this “Amendment”), amends the Rights Agreement dated as of December 16, 1997 (the “Rights Agreement”), between The Hanover Insurance Group, Inc., a Delaware corporation formerly known as Allmerica Financial Corporation (the “Company”), and Computershare Trust Company, N.A., a nationally chartered trust company (as successor to First Chicago Trust Company of New York, a New York trust company) as Rights Agent (the “Rights Agent”). Terms defined in the Rights Agreement and not otherwise defined herein are used herein as so defined.

W I T N E S S E T H:

WHEREAS, on December 16, 1997, the Board of Directors of the Company (the “Board”) authorized the issuance of Rights to purchase, on the terms and subject to the provisions of the Rights Agreement, shares of the Company’s Common Stock;

WHEREAS, on December 16, 1997, the Board (a) authorized and declared a dividend distribution of one Right for every share of Common Stock of the Company outstanding at the Close of Business on the Dividend Record Date, and (b) authorized the issuance of, and agreed to issue, one Right (subject to certain adjustments) for every share of Common Stock of the Company issued between the Dividend Record Date and the Distribution Date; and

WHEREAS, on December 30, 2005, pursuant to Section 27 of the Rights Agreement, the Board approved an amendment of certain provisions of the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. Amendment to Section 1(a). The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended by adding the following language between the existing clauses (iv) and (v), and renumbering existing clause (v) as clause (vi):

“(v) any Person who would otherwise become an Acquiring Person solely as a result of decreases in the outstanding number of shares of Common Stock, provided that such Person does not thereafter purchase or otherwise acquire Beneficial Ownership of any additional shares”

2. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

3. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of said State applicable to contracts to be made and performed entirely within said State. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed as of the day and year first above written.

THE HANOVER INSURANCE GROUP, INC.

By:	/s/ Edward J. Parry, III
Name:	Edward J. Parry, III
Title:	Executive Vice President and Chief Financial Officer

Attest:

By:	/s/ Charles F. Cronin
Name:	Charles F. Cronin
Title:	Vice President and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Thomas Grayman
Name:	Thomas Grayman
Title:	Senior Managing Director

Attest:

By:	/s/ Angela Valentino
Name:	Angela Valentino
Title:	Managing Director